FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_  Form 3 Holdings Reported
___  Form 4 Transaction

1. Name and Address of Reporting Person:                    Clements, Henry T.
                                                            3135 S.W. Mapp Road
                                                            Palm City, FL 34990
2. Date of Event Requiring Statement:                       04/18/2000
3. IRS or SSN of Reporting Person:
4. Issuer Name and Ticker or Trading Symbol:                Clements Golden Phoenix Enterprises, Inc.
5. Relation of Reporting Person to Issuer                   X Director
                                                            X 10% owner
                                                            X Officer (Title): Chairman of the Board,
                                                                               President, CEO
                                                            _ Other (Specify)
6. If Amendment, Date of Original:
7.    X Filed by One Reporting Person.
      _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                   Common Stock
2. Amount of Securities
    Beneficially Owned:                 6,792,000 (1)
3. Ownership Form;
    Direct (D) or Indirect (I):         D
4. Nature of Indirect Beneficial        N/A
    Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

(1) Mr. Clements acquired 1,566,667 and 8,333 shares on 12/31/99. He then gifted 46,000 shares, and then gifted another 56,000 shares, leaving him with 1,473,000 shares. These shares were forward split two (2) for one (1) on 8/38/00 and again on 10/9/00, resulting in 5,892,000 shares. Mr. Clements was then issued 225,000 shares on 8/21/00 which were also forward split twice, totaling 900,000 shares. All such shares total the current amount of 6,792,000 shares.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Derivative Security:                                             N/A
2. Date Exercisable and Expiration Date:
3. Title and Amount of Underlying Securities:
4. Conversion or Exercise Price of Derivative
   Securities:
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:








/s/ Henry T. Clements                      Date: 12/13/2000
--------------------------------
Henry T. Clements

**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).